Mail Stop 4561

      May 23, 2007

Adam Langley
Aspen Diversified Fund LLC
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA  30309

Re:	Aspen Diversified Fund LLC
	Form 10/A
	File No. 0-52544
      Filed May 15, 2007

Dear Mr. Langley:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page numbers in our comment letter refer to the marked courtesy copy of the filing that you provided to us.

General

1. We note your response to comment 3. Please remove the reference to your continuous offering at the top of page 20 and elsewhere in the registration statement.

2. We note your response to comment 4. Please be advised that we have referred the issue to the Division of Investment Management.
They may contact you with any additional questions.

Other Clients of the Portfolio Managers..., page 11

3. We note your response to comment 11. However, the first sentence of the risk factor as currently drafted indicates that the portfolio managers, managing member and the sub-advisor currently manage additional accounts. Please revise accordingly.

Identification of Directors and Officers, page 15

4. We note your response to comment 15. Please clearly disclose the positions held by Messrs. Banwart and Stanrod at the managing member over the past five years.

Exhibit 19

5. Please update the financial statements of Aspen Diversified
Fund
LLC in accordance with Rule 3-12 of Regulation S-X.

Independent Auditors` Report, page 1

6. As previously requested, please revise to include the reports of the other auditors that were referenced in the Independent
Auditors`
Report issued by Williams, Benator & Libby, LLP on March 20, 2007. We may have further comment after reviewing the audit reports.

Notes to Financial Statements, page 5

Note B - Investments in Investment Funds, page 8

7. We note your revisions to Note B. In your next amendment, please categorize your investments by type, country or geographic region and industry as required by paragraph 11(a) of SOP 95-2.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Kristi
Marrone at (202) 3429 or Daniel Gordon, Accounting Branch Chief, at
(202) 551-3486. Direct any other questions to Michael McTiernan at
(202) 551-3852, or the undersigned at (202) 551-3780.



Sincerely,



	Karen J. Garnett
	Assistant Director
Adam Langley
Aspen Diversified Fund LLC
May 23, 2007
Page 1